Filed pursuant to Rule 433
January 7, 2008
Relating to
Preliminary Prospectus Supplement dated January 7, 2008 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483-03
Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,
$400,000,000 5.25% Series Due 2018
$500,000,000 6.00% Series Due 2038
Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC
Ratings (Moody’s/ S&P):	A2 / A
Settlement:	January 10, 2008; T+3
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2008
Security Description:	First and Refunding Mortgage Bonds, 5.25% Series Due 2018	First and Refunding Mortgage Bonds, 6.00% Series Due 2038
Principal Amount:	$400,000,000	$500,000,000
Maturity:	January 15, 2018	January 15, 2038
Coupon:	5.25%	6.00%
Benchmark Treasury:	4.25% due November 15, 2017	4.75% due February 15, 2037
Benchmark Treasury Yield:	3.844%	4.355%
Spread to Benchmark Treasury:	+145 bp	+165 bp
Yield to Maturity:	5.294%	6.005%
Initial Price to Public:	99.660% per Bond	99.930% per Bond
Redemption Provisions:
Make-Whole Call:	+25 bp	+30 bp
CUSIP:	26442CAC8	26442CAB0
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 212-834-4533 or Wachovia Capital Markets, LLC at 1-800-326-5897.